LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2007	nquint@luselaw.com

May 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn.:                                                               Christian Windsor, Esq.

Special Counsel

Re:                           Georgetown Bancorp, Inc.

SBERA 401(k) Plan as Adopted by Georgetown Savings Bank

Registration No. 333-180018

Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  The Amended S-1 has been blacklined to reflect changes from the previous filing.

As discussed with the staff, pages 120 and 123 have been revised with respect to the manner in which the syndicated community offering will be conducted.  The Company understands that if (i) it is not able to reach agreement with the Securities and Exchange Commission (Trading and Markets) with respect to the ability to utilize sweep arrangements in the syndicated community offering and (ii) the Company determines to utilize sweep arrangements in a syndicated community offering, that the SEC will view such utilization of sweep arrangements in the syndicated community offering as a change to the plan of distribution (“The Conversion and Offering”) section of the prospectus that would necessitate revised disclosure and a post-effective amendment to the registration statement.

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  Please advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:                               David Lin, Esq.

Robert E. Balletto, President and

Chief Executive Officer

Eric Luse, Esq.